Ex99.B5c

AMENDMENT OF MANAGEMENT AND TRANSFER AGENT AGREEMENT

     The Management And Transfer Agent Agreement was amended by the shareholders of PDC&J Performance Fund at the Annual Meeting held on September 7, 1984 as follows:

     Section 4 - YOUR COMPENSATION

          The first paragraph of this Section was amended as follows:

               "For all of the services to be rendered and payments made as provided in this Agreement the Fund will pay you as of the last day of each month a fee, accrued daily equal to the annual rate of .50% if the daily net asset value of the Fund."


     Section 6 - DURATION AND TERMINATION OF THIS AGREEMENT

          The second paragraph of this Section was amended as follows:

               "This Agreement may, on sixty days written notice, be terminated at any time without the payment of any penalty, by vote of a majority of the members of the Board who are not 'interested persons' of the Fund, as defined in the Investment Company Act of 1940 and who have no direct or indirect financial interest in the operation of any plan adopted under Rule 12b-1 under the Investment Company Act of 1940 or in any agreement relating to such plan, by vote of a majority of the outstanding voting securities of the Fund or by you. This Agreement shall automatically terminate in the event of its assignment."